Exhibit 99.(d-2)

April 30, 2011

The Alger Portfolios

111 Fifth Avenue

New York, NY 10003

Dear Sirs:

Fred Alger Management, Inc. (“Alger Management”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the Portfolio listed on Schedule A for the time period indicated. Alger Management will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include interest, taxes, brokerage or extraordinary expenses.

Alger Management understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Portfolio’s expenses for purposes of calculating net asset value and for other purposes.

This agreement may not be terminated during the time period indicated.  Subject to the expense limitation indicated, Alger Management may recoup from the Portfolio management fees it waives or expenses it reimburses, but only from fees it collects in the same year.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, Inc.

By:

Accepted by:
The Alger Portfolios

By:

1

SCHEDULE A

Portfolio Name	Fiscal Year End	Expense Cap	Expense Cap Period End
Alger SMid Cap Portfolio, Class I-2	December 31	0.99%	April 30, 2012